Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings as defined:
Pre-tax income (loss)	6,471	(2,016)	63,487	53,717	123,157	85,570	28,537
Distributions from investees	1,693	1,450	4,251	19,169	9,322	12,212	6,715
Interest expense	40,782	30,327	147,084	132,538	93,939	72,572	104,415
(Income) in equity of affiliate	(1,552)	(481)	(22,925)	(29,764)	(19,966)	(23,963)	(15,213)
Interest portion of rental expense (1)	1,755	503	2,174	1,367	1,438	1,223	1,301
Total earnings	49,149	29,783	194,071	177,027	207,890	147,614	125,755
Fixed charges as defined:
Interest expense	40,782	30,327	147,084	132,538	93,939	72,572	104,415
Interest portion of rent expense (1)	1,755	503	2,174	1,367	1,438	1,223	1,301
Total fixed charges	42,537	30,830	149,258	133,905	95,377	73,795	105,716
Ratio of earnings to fixed charges	1.16	0.97	1.3	1.32	2.18	2.00	1.19

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(1) One-third of rent expense is the portion deemed representative of the interest factor.